UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File No. 001-32500

TRX GOLD Corporation

(Translation of registrant’s name into English)

277 Lakeshore Road East, Suite 403

Oakville, Ontario Canada L6J 6J3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Explanatory Note

On May 30, 2025, the Registrant filed with the Government of Canada its report pursuant to The Canada Fighting Against Forced Labour and Child Labour in Supply Chains Act, a copy of which is furnished as Exhibit 99.1 to this Form 6-K.

The information contained in this report and the exhibit hereto shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed incorporated by reference into any filings made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as may be expressly set forth by specific reference in such filing.

Exhibit

The following exhibit is furnished as part of this Form 6-K.

Exhibit No.	Document

99.1	Report Pursuant to the Fighting Against Force Labour and Child Labour In supply Changes Act (Canada) for the Year 2024

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRX Gold Corporation
(Registrant)

By:	/s/ Michael Leonard
Michael Leonard,
Chief Financial Officer

Date: May 30, 2025

2